082-03277

Regulatory Announcement

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RECEIVED

2007 APR -2 A 10:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:30 20-Mar-07
Number	3521T

07022044

SUPPL

RNS Number:3521T
Tesco PLC
20 March 2007

Tesco PLC
20 March 2007

Tesco PLC
Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 20th of March 2007 it purchased from Deutsche Bank AG London 2,000,000 ordinary shares at an average price of 434.91 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

PROCESSED
APR 06 2007
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:19 21-Mar-07
Number	4713T

RNS Number:4713T
Tesco PLC
21 March 2007

Tesco PLC

21 March 2007

Tesco PLC

Tesco PLC - Transaction in Own Shares

Tesco PLC announces that on the 21st of March 2007 it purchased from Deutsche Bank AG London 2,000,000 ordinary shares at an average price of 439.2242 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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